                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 4)


                        SUMMIT BROKERAGE SERVICES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  86601N-10-1
                                 (CUSIP Number)
                                   ---------

                                                        With Copy to:
                                                       --------------
      Richard Parker                                Sandra C. Gordon, Esq.
     25 Fifth Avenue                               Greenberg Traurig, P.A.
Indialantic, Florida 32903                   450 South Orange Avenue, Suite 650
     (321) 724-2303                                Orlando, Florida 32801
                                                      (407) 420-1000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 22, 2002
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)


                              (PAGE 1 OF 7 PAGES)
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                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 2 OF 7 PAGES

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RICHARD PARKER
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (A) [ ]
                  (B) [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                  7        SOLE VOTING POWER

 NUMBER OF                 None (1)
  SHARES          -------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
 OWNED BY
   EACH                    232,000 comprised of: 27,000 (owned solely by
 REPORTING                 spouse); 160,000 (pursuant to unexercised common
  PERSON                   stock purchase options held solely by spouse); and
   WITH                    45,000 (owned indirectly with his spouse as joint
                           trustees of foundations and trusts benefiting family
                            members)
                  --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER

                  3,793,090 comprised of: 2,743,920 (owned directly); and 1,049,170 (owned directly pursuant to unexercised common stock purchase options)(2)
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                  729,675 comprised of: 497,675 (owned jointly with spouse); 27,000 (owned solely by spouse); 160,000 (pursuant to unexercised common stock purchase options held solely by spouse); and 45,000 (owned indirectly as joint trustee with spouse of foundations and trusts benefiting family members)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,522,765
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.5%
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14       TYPE OF REPORTING PERSON*

         IN
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                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 3 OF 7 PAGES


(1) On May 22, 2002, Mr. Parker and his spouse entered into a Shareholders' Voting Trust Agreement and Irrevocable Proxy pursuant to which they granted to Marshall T. Leeds sole voting power with respect to 3,241,595 shares of outstanding common stock beneficially owned by Mr. Parker and 1,049,170 shares issuable upon the exercise of options held by Mr. Parker which are exercisable within the next 60 days.

(2) Excludes 400,000 shares subject to an option that becomes vested 50% on March 22, 2003 and 50% on March 22, 2004.


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                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 4 OF 7 PAGES


                      AMENDMENT NO. 4 TO SCHEDULE 13D/A-3

         This Amendment No. 4 to Schedule 13D amends the third amended Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on April 8, 2002 (the "Prior Report") with respect to the common stock ("Common Stock") of Summit Brokerage Services, Inc. (the "Company" or the "Issuer").

ITEM 2.  IDENTIFY AND BACKGROUND.

         (a)      This amended Schedule is filed by Richard Parker.

         (c) On May 22, 2002, Mr. Parker resigned as Chairman and Chief Executive Office of the Company and became its President, Chief Operating Officer and Vice Chairman, all pursuant to the closing of the transactions contemplated under the Stock Purchase Agreement referenced in Item 4 below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In addition to the transactions reported under this Item in the Prior Report, on May 17, 2002, Mr. Parker borrowed an additional $100,000 from Marshall T. Leeds for use by Mr. Parker to purchase an additional 1,000,000 shares of the Company's Common Stock at a price of $.10 per share. Mr. Parker paid for the shares with a promissory note in favor of Mr. Leeds the payment of which was secured by the purchased shares and the shares reported under this
Item in the Prior Report.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As previously disclosed, on March 22, 2002, the Company, Marshall T. Leeds, and Richard Parker (at that time, the majority shareholder, Chairman of the Board and Chief Executive Officer of the Company) entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Mr. Leeds agreed to purchase, subject to certain conditions, 5,000,000 shares of common stock newly issued by the Company (the "Stock Sale"), which purchase would make him the majority shareholder of the Company, and to become the Company's Chairman of the Board and Chief Executive Officer.

         On May 22, 2002, the parties closed the Stock Sale (the "Closing"), in connection with which the following matters occurred as contemplated:

         - Mr. Leeds became the holder of a majority of the Company's outstanding common stock, and also Chairman of the Board and Chief Executive Officer;

         - Mr. Parker resigned as Chairman of the Board and Chief Executive Officer, and became President, Chief Operating Officer and Vice-Chairman of the Board; and

         - Mr. Leeds and two of his designees, Steven C. Jacobs and Sanford B. Cohen, became directors, joining Mr. Parker and Harry S. Green, who remained on the Board.

         Prior to the Closing, in order to help address the Company's cash flow situation, the parties agreed to a series of interim loan arrangements whereby Mr. Leeds loaned an aggregate of $350,000 to Mr. Parker for use to purchase an aggregate of 3,500,000 shares of common stock from the Company, in anticipation of those shares subsequently being sold to Mr. Leeds at the Closing by Mr. Parker rather than by the Company. The loans were made on March 15, March 28, and May 17, 2002 in the amounts of $100,000, $150,000, and $100,000, respectively. Mr. Parker used the loan funds for that purpose, thus contributing $350,000 to the Company for 3,500,000 shares of newly issued common stock. The Closing was effected in that manner, so that Mr. Leeds purchased an aggregate of 5,000,000 shares for a total consideration of $500,000, but with 1,500,000 shares being issued directly by the

                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 5 OF 7 PAGES


Company for $150,000 and 3,500,000 shares (previously issued to Mr. Parker as part of the above interim loan arrangements) being transferred to him by Mr. Parker in cancellation of the $350,000 of loans.

         Also in connection with the Company's interim need for cash and assistance with its efforts to sustain operations pending the Closing, the parties agreed that Mr. Leeds would begin immediately to work with the Company in connection with its recruiting efforts and other matters. To reflect these arrangements, the Company entered into an employment agreement with Mr. Leeds in order to reflect both his commencement of such services as of March 22, 2002 and the grant to him of fully vested stock options for 7,000,000 shares of common stock also as of March 22, 2002. Because the option granted to Mr. Leeds is effective as of his employment commencement date (rather than deferred until Closing), the parties agreed that the options granted to Mr. Parker in March 2002 (one for 500,000 shares of common stock at an exercise price of $.10 per share, and one for 400,000 shares of common stock at an exercise price of $.50 per share) also would not be subject to Closing, but would reflect the March 22, 2002 employment commencement date (and option grant and vesting date) of Mr. Leeds. Accordingly, Mr. Parker's option for 500,000 shares vested on March 22, 2002, and the option for 400,000 shares will vest and become exercisable one-half on March 22, 2003 and one-half on March 22, 2004.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The number of shares of Common Stock beneficially owned by Richard Parker is 4,522,765 comprising approximately 41.5% of the outstanding shares of capital stock of the Company.

                  (b) Richard Parker has sole dispositive power with respect to 2,743,920 outstanding shares and 1,049,170 he is deemed to own beneficially but are subject to options exercisable within the next 60 days.

                           Mr. Parker is deemed to share dispositive power with
his spouse, Joan Parker, for the following shares: 497,675 outstanding shares held jointly with his spouse; 27,000 outstanding shares owned solely by his spouse; 160,000 shares subject to options held by his spouse which are exercisable within the next 60 days, and 45,000 outstanding shares owned by foundations and trusts for which Mr. Parker and his spouse are joint trustees.

                           Mr. Parker is deemed to share voting power with his
spouse, Joan Parker, for the following shares: 27,000 outstanding shares owned solely by his spouse; 160,000 shares subject to options held solely by his spouse which are exercisable within the next 60 days, and 45,000 outstanding shares owned by foundations and trusts for which Mr. Parker and his spouse are joint trustees.

                           Neither Mr. Parker nor his spouse have voting power
with respect to a total of 3,241,595 outstanding shares beneficially owned by them as follows: 2,743,920 outstanding shares owned solely by Mr. Parker and 497,675 outstanding shares held jointly with his spouse. Such shares are subject to a Shareholders Voting Agreement and Irrevocable Proxy dated May 22, 2002 (the "Voting Agreement") pursuant to which Mr. Parker and his spouse granted sole voting power over the shares to Marshall T. Leeds in connection with the Closing. The Voting Agreement also grants to Mr. Leeds voting power over 1,049,170 shares that are subject to options held by Mr. Parker and which are exercisable within the next 60 days and 400,000 shares that are subject to an option held by Mr. Parker, but which option vests 50% on March 22, 2003 and 50% on March 22, 2004.

                           Joan Parker is the spouse of Richard Parker and her
address is c/o Summit Brokerage Services, Inc. 15 Fifth Avenue, Indialantic, Florida 32903. Mrs. Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Parker has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Parker is a citizen of the United States of America.

                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 6 OF 7 PAGES


                  (c) See Item 4 above for a description of Mr. Parker's transactions in the Common Stock of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 22, 2002, the transactions contemplated in the Purchase Agreement described herein and in the Prior Report were consummated. The Closing included the purchase by Mr. Leeds of 5,000,000 shares of Common Stock as well as the execution and delivery of a Shareholders' Voting Agreement and Irrevocable Proxy (the "Voting Agreement") whereby Richard Parker and his spouse granted Mr. Leeds voting control with respect to 3,241,595 shares of outstanding Common Stock, consisting of 2,743,920 shares owned individually by Mr. Parker and 497,675 shares owned jointly by Mr. Parker and his spouse. The Voting Agreement also granted Mr. Leeds voting control with respect to 1,049,170 shares issuable upon the exercise of immediately exercisable options held by Mr. Parker, and 400,000 shares issuable upon the exercise of options held by Mr. Parker, which options do not start to vest until March 22, 2003.. The Voting Agreement is terminable on the earlier of (a) May 22, 2007, (b) the date Mr. Leeds is no longer an executive officer or director of the Company or
(c) the occurrence of certain change of control events.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stock Purchase Agreement dated March 22, 2002 among Messrs. Leeds and Parker and the Company(1)

         2. Escrow Agreement dated March 22, 2002 among Messrs. Leeds and Parker and the Company(1)

         3. First Amendment to Escrow Agreement dated March 28, 2002 among Messrs. Leeds and Parker and the Company, and the escrow agents named therein (previously filed)(1)

         4. Agreement (relating to loan from Leeds to Parker) dated March 28, 2002 among Messrs. Leeds and Parker and the Company(1)

         5. Agreement (relating to loan from Leeds to Parker) dated May 17, 2002 among Messrs. Leeds and Parker and the Company(2)

         6.       Shareholders' Voting Agreement and Irrevocable Proxy(2)

         7. Stock Option Agreement for 500,000 shares dated March 22, 2002 between Mr. Parker and the Company(2)

         8. Stock Option Agreement for 400,000 shares dated March 22, 2002 between Mr. Parker and the Company(2)

---------

(1)      Filed with Prior Report

(2)      Filed herewith

                                  SCHEDULE 13D

CUSIP NO. 86601N-10-1                                         PAGE 7 OF 7 PAGES


                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 29, 2002                          /s/ Richard Parker
                                             ----------------------------------
                                             Richard Parker